     As filed with the Securities and Exchange Commission on June 29, 1999.

                    ----------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     ------

                                    FORM 11-K

                            ANNUAL REPORT PURSUANT TO
                                SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                     ------

                   For the Fiscal Year Ended December 31, 1998

                                     ------

                          Commission File Number 0-6516

                                     ------

         Datascope Corp. 401(k) Savings and Supplemental Retirement Plan
         ---------------------------------------------------------------
                            (Full title of the Plan)

                                 DATASCOPE CORP.
       (Exact name of issuer of the Securities held pursuant to the Plan)

               14 Philips Parkway, Montvale, New Jersey 07645-9998
               ---------------------------------------------------
               (Address of principal executive office) (Zip Code)

                              REQUIRED INFORMATION

Item 1. See Item 4.

Item 2. See Item 4.

Item 3. See Item 4.

Item 4. In lieu of the requirements of Items 1-3 above, the Datascope Corp. 401(k) Savings and Supplemental Retirement Plan (the "Plan"), which is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), hereby files financial statements and schedules for the Plan for the fiscal period ended December 31, 1998. The Plan's financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA.

                               DATASCOPE CORP.

               401(k) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN

                               FINANCIAL REPORT

                          DECEMBER 31, 1998 AND 1997

                               DATASCOPE CORP.
               401(k) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN
                          DECEMBER 31, 1998 AND 1997



                                   CONTENTS
                                   --------

                                                                   Page
                                                                   ----

Independent Auditor's Report                                        1

Statements of Net Assets Available for Benefits                     2

Statement of Changes in Net Assets Available for
  Benefits with Fund Information                                    3

Notes to Financial Statements                                       5

Line 27a - Schedule of Assets Held for Investment Purposes         10

Line 27d - Schedule of Reportable Transactions                     11

To the Plan Administrator of the Datascope Corp.
401(k) Savings and Supplemental Retirement Plan


We have audited the accompanying statements of net assets available for benefits of the Datascope Corp. 401(k) Savings and Supplemental Retirement Plan as of December 31, 1998 and 1997 and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Milgrom Galuskin Balmuth & Company
--------------------------------------
Milgrom Galuskin Balmuth & Company
Certified Public Accountants, P.C.

Edison, New Jersey
June 9, 1999

                               DATASCOPE CORP.
               401(k) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN
                           STATEMENTS OF NET ASSETS
                            AVAILABLE FOR BENEFITS
                          DECEMBER 31, 1998 AND 1997


                                                                         1998         1997
                                                                         ----         ----
Assets:
 Investments:
  At Fair Market Value
   MainStay Institutional Indexed Bond Fund (Institutional Class)     $   894,562   $   435,553
   MainStay Institutional Indexed Equity Fund (Institutional Class)     4,474,821     2,469,634
   MainStay Institutional Value Equity Fund (Institutional Class)       7,909,378     9,551,182
   Fidelity Magellan Fund                                              17,753,479    12,742,751
   Franklin Small Cap Growth Fund                                         661,251       380,257
   Gam International Fund                                               1,184,474       907,381
   Datascope Corp. Stock Fund                                           2,551,648     2,546,546
   Participants' Loans Receivable                                       1,680,604     1,478,599
                                                                      -----------   -----------
                                                                       37,110,217    30,511,903
                                                                      -----------   -----------
  At Contract Value
   New York Life Insurance Company
    Anchor Account Number 25, variable
     interest rate                                                      9,205,389     7,160,529
                                                                      -----------   -----------
                                                                        9,205,389     7,160,529
                                                                      -----------   -----------

Total Investments                                                      46,315,606    37,672,432
                                                                      -----------   -----------

Receivables:
 Participants' contributions                                              268,582       242,895

 Employer's contributions                                                  80,580          --

 Due from employer - Participant loan repayments                           62,426        50,483
                                                                      -----------   -----------

  Total Receivables                                                       411,588       293,378
                                                                      -----------   -----------

Net Assets Available for Benefits                                     $46,727,194   $37,965,810
                                                                      ===========   ===========


See notes to financial statements.

                               DATASCOPE CORP.
               401(k) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN
                      STATEMENT OF CHANGES IN NET ASSETS
                 AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                     FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                      Participant Directed
                                            --------------------------------------------------------------------------------------
                                                                                                  Franklin
                                                  Interest        Fidelity                        Small Cap          GAM
                                                   Income         Magellan        Datascope         Growth       International
                                                   Option           Fund            Fund             Fund            Fund
                                                 ------------    ------------    ------------    ------------    ------------
Additions to Net Assets
 Attributed To:
   Net investment gain (loss)                    $       --      $  4,372,451    $   (253,713)   $    31,475    $     35,056

   Interest                                          462,353            --              --               --               --
                                                 ------------    ------------    ------------    ------------    ------------
                                                     462,353       4,372,451        (253,713)         31,475          35,056
                                                 ------------    ------------    ------------    ------------    ------------
 Contributions:
  Participants                                       614,639       1,326,242         271,945         126,605         184,946
  Employer                                           205,402         455,917          98,726          28,157          56,992
                                                 ------------    ------------    ------------    ------------    ------------
                                                     820,041       1,782,159         370,671         154,762         241,938
                                                 ------------    ------------    ------------    ------------    ------------

Employee Rollovers                                    67,735          79,232           1,215           9,216           6,647
                                                 ------------    ------------    ------------    ------------    ------------

Total Additions                                    1,350,129       6,233,842         118,173         195,453         283,641
                                                 ------------    ------------    ------------    ------------    ------------

Deductions from Net Assets
  Attributed To:
   Benefits paid to participants                    (660,962)       (671,516)        (47,507)         (3,477)        (70,091)

   Fees and Expenses                                  (1,847)         (2,050)           --              --               (50)
                                                  ------------    ------------    ------------    ------------    ------------
                                                    (662,809)       (673,566)        (47,507)         (3,477)        (70,141)
                                                  ------------    ------------    ------------    ------------    ------------

Net increase prior to Interfund Transfers            687,320       5,560,276          70,666         191,976         213,500

Interfund Transfers                                1,357,540        (549,548)        (65,564)         89,018          63,593
                                                ------------    ------------    ------------    ------------    ------------

Net Increase (Decrease)                            2,044,860       5,010,728           5,102         280,994         277,093

Net Assets Available for Benefits:
 Beginning of Year                                 7,160,529      12,742,751       2,546,546         380,257         907,381
                                                 ------------    ------------    ------------    ------------    ------------

 End of Year                                      $9,205,389    $ 17,753,479    $  2,551,648    $    661,251    $  1,184,474
                                                 ============    ============    ============    ============    ============


See notes to financial statements.

                               DATASCOPE CORP.
               401(k) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN
                      STATEMENT OF CHANGES IN NET ASSETS
                 AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                     FOR THE YEAR ENDED DECEMBER 31, 1998


                                                               Participant Directed
                                          ------------------------------------------------------------------------
                                           MainStay         MainStay       MainStay
                                         Institutional    Institutional  Institutional
                                           Indexed          Indexed         Value
                                          Bond Fund        Equity Fund   Equity Fund
                                        (Institutional   (Institutional (Institutional       Loan
                                            Class)          Class)          Class)           Fund         Other        Total
                                         ------------    ------------    ------------    ------------  ------------  ------------

Additions to Net Assets
 Attributed To:
   Net investment gain (loss)           $     59,072    $    843,548    $   (739,341)   $       --    $     --      $  4,348,548
   Interest                                      --              --              --          137,979        --           600,332
                                         ------------    ------------    ------------    ------------  ------------  ------------
                                              59,072         843,548        (739,341)        137,979        --         4,948,880
                                         ------------    ------------    ------------    ------------  ------------  ------------
Contributions:
 Participants                                124,629         484,472         902,726            --         268,582     4,304,786
 Employer                                     36,280         143,912         295,367            --          80,580     1,401,333
                                         ------------    ------------    ------------    ------------  ------------  ------------
                                             160,909         628,384       1,198,093            --         349,162     5,706,119
                                         ------------    ------------    ------------    ------------  ------------  ------------

Employee Rollovers                            17,009         134,794          39,941            --           --          355,789
                                         ------------    ------------    ------------    ------------  ------------  ------------

Total Additions                               236,990       1,606,726         498,693         137,979      349,162    11,010,788
                                          -----------    ------------    ------------    ------------  ------------  ------------

Deductions from Net Assets
 Attributed To:
   Benefits paid to participants              (36,134)       (166,204)       (492,998)       (94,486)        --       (2,243,375)

   Fees and Expenses                             --              (300)         (1,782)            --         --           (6,029)
                                         ------------    ------------    ------------    ------------  ------------  ------------
                                              (36,134)       (166,504)       (494,780)        (94,486)       --        2,249,404
                                         ------------    ------------    ------------    ------------  ------------  ------------

Net Increase Prior to Interfund
  Transfers                                   200,856       1,440,222           3,913          43,493      349,162     8,761,384

Interfund Transfers                           258,153         564,965      (1,645,717)        158,512     (230,952)        --
                                          ------------    ------------    ------------    ------------   ------------  ------------

Net Increase (Decrease)                       459,009       2,005,187      (1,641,804)        202,005      118,210     8,761,384

Net Assets Available for Benefits:
 Beginning of Year                            435,553       2,469,634       9,551,182       1,478,599      293,378    37,965,810
                                         ------------    ------------    ------------    ------------   ------------  ------------

 End of Year                             $    894,562    $  4,474,821    $  7,909,378    $  1,680,604  $   411,588   $46,727,194
                                         ============    ============    ============    ============  ============  ============



See notes to financial statements.





                                                                          - 5 -


                               DATASCOPE CORP.
               401(k) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN
                        NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1998 AND 1997


Note A - Significant Accounting Policies:
-----------------------------------------

Basis of Accounting
-------------------

     The financial statements of the Plan are prepared using the accrual method of accounting.

Estimates
---------

     The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation
--------------------

     The Plan's investments are stated at fair value except for its investment contracts and accounts which are valued at contract value (which approximates fair value). Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price.

Payments of Benefits
--------------------

     Benefits are recorded when paid.

Payment of Administrative Expenses
----------------------------------

     It is expected that Datascope Corp. will provide direct payment of all administrative expenses of the Plan.

Note B - Description of the Plan:
---------------------------------

    The following description of the Datascope Corp. 401(k) Savings and Supplemental Retirement Plan (the "Plan") provides only general information.
Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General
-------

     The Plan is a Defined Contribution Plan that covers all eligible employees. The Plan was established by Datascope Corp. (the "Company") to provide retirement income to its employees. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
-------------

    Each participant may authorize the Company to reduce their compensation by any whole percentage ranging from 1% to 15%. For the year ended December 31, 1998, the Company matched 50% of participating employee contributions up to a maximum of 6% of compensation. Matching contributions for each plan year is at the sole discretion of the Board of Directors. Contributions are subject to certain limitations.




                                                                      - 6 -

                               DATASCOPE CORP.
               401(k) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN
                        NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1998 AND 1997


Note B - Description of the Plan (Cont'd):
------------------------------------------

Participant Accounts
--------------------

     Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) plan earnings.
Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. The participant directs the investment of his or her entire account.

Vesting
-------

     Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of their accounts plus actual earnings thereon is based on years of continuous service as follows:

     Years of Service                                     Vested Percentage
     ----------------                                     -----------------

     Less than 2 years                                            0%
     After 2 years, but less than 3                              25%
     After 3 years, but less than 4                              50%
     After 4 years, but less than 5                              75%
     After 5 or more years                                      100%

Investment Options
------------------

     Upon enrollment in the plan, a participant shall direct the trustee to invest his or her entire accrued benefit in any of the investment funds or partially in any combination of such investment funds in multiples of one percent. A participant may not direct that in excess of twenty five percent of amounts held in his accounts be invested in Datascope common stock. The investment options are the following:

     Interest Income Option -       Funds are invested in the New York Life
     ----------------------         Anchor account, which is a pooled separate
                                    account of the New York Life Insurance
                                    Company.  Interest on this pooled account
                                    ranged from 6.08% to 6.58% for the year
                                    ended December 31, 1998; at December 31,
                                    1998 interest was 6.26%.


     MainStay Institutional         Funds are invested in a diversified
      Indexed Bond Fund -           portfolio of investment  grade corporate
      -----------------             and U.S. Government bonds, mortgage-backed
                                    securities and asset-backed securities.




                                                                       - 7 -

                               DATASCOPE CORP.
               401(k) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN
                        NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1998 AND 1997



Note B - Description of the Plan (Cont'd):
------------------------------------------

Investment Options (Cont'd):
----------------------------

    MainStay Institutional Indexed  Funds are invested in all stocks included
     Equity Fund -                  in the Standard & Poor's Composite Index
     -----------                    of 500 Stocks in the same proportion as
                                    their representation in the index.


    MainStay Institutional Value    Funds are invested in common stocks, which
     Equity Fund -                  are, in the opinion of the Fund's Advisor,
     -----------                    undervalued relative to comparable
                                    securities.


    Fidelity Magellan Fund -        Funds are invested mainly in stocks of
    ----------------------          domestic, foreign and multinational issues
                                    of all sizes with growth potential.


    Franklin Small Cap Growth       Funds are invested primarily in securities
     Fund -                         of domestic, foreign and multinational
     ----                           issuers.


    GAM International Fund -        Funds are invested in securities issued by
    ----------------------          companies in Canada, the United Kingdom,
                                    Continental Europe and the Pacific basin.


    Datascope Corp. Stock Fund -    Funds are invested in common stock of
    --------------------------      Datascope Corp.


Payment of Benefits
-------------------

    Upon termination of service, a participant with a balance below $5,000 will receive a lump sum amount equal to the value of his or her account. For balances that exceed $5,000, the participant may choose to either withdraw his or her balance or continue to maintain the balance in the Plan.




                                                                       - 8 -

                               DATASCOPE CORP.
               401(k) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN
                        NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1998 AND 1997


Note B - Description of the Plan (Cont'd):
-----------------------------------------

Participant Loans
-----------------

    A participant may borrow from his or her vested accrued benefit. The minimum loan amount is $500 and the maximum loan permissible is one-half of the vested accrued benefit up to $50,000. Loans must be repaid in equal installments consisting of principal and interest over a period not to exceed five years, unless the loan is used to purchase a primary residence, in which case the maximum term is fifteen years.

    The loans are secured by the participant's vested accrued benefit equal to the outstanding loan balance and for loans that exceed five years will be charged interest at a rate equal to the rate then being charged for FHA residential mortgages, and for loans less than five years will be based on a rate of 1% above the prime commercial lending rate. The interest rates on the outstanding loans as of December 31, 1998 ranged between 7.0% and 10.0%.

Note C - Termination:
--------------------

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note D - Income Tax Status:
--------------------------

    The Internal Revenue Service has ruled that the Plan qualifies under Section
401(a) of the Internal Revenue Code and is, therefore, not subject to tax under present Federal income tax laws. The Plan sponsor believes that the Plan continues to qualify and to operate as designed.

Note E - Reconciliation of Financial Statements to Form 5500:
------------------------------------------------------------

     The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 1998 and 1997 to Form 5500:

                                                  1998              1997
                                                  ----              ----
Net assets available for benefits per
  the financial statements                     $ 46,727,194     $ 37,965,810

Less:  Participants' and Employer's
  Contributions receivable                         (349,162)        (242,895)
                                               ------------      ------------
Net Assets Available for benefits
  per Form 5500                                $ 46,378,032     $ 37,722,915
                                               ============      ============




                                                                        - 9 -

                               DATASCOPE CORP.
               401(k) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN
                        NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1998 AND 1997



Note E - Reconciliation of Financial Statements to Form 5500 (Cont'd):
---------------------------------------------------------------------

    The following is a reconciliation of additions to net assets attributed to contributions per the financial statements to Form 5500, for the year ended
December 31, 1998.

    Additions to net assets attributed to contributions
      per the financial statements                             $   5,706,119
     Less:  Contributions Receivable at December 31, 1998           (349,162)
     Add:   Contribution Receivable at December 31, 1997             242,895
                                                               -------------
      Total Contribution Income per Form 5500                  $   5,599,852
                                                               =============







                                                                        - 10 -

                               DATASCOPE CORP.
               401(k) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN
          LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                              DECEMBER 31, 1998


          Employer Identification Number 13-2529596  Plan Number 002


                                                                 Fair Market
   Description                                          Cost        Value
   -----------                                          ----     ------------

New York Life Insurance Company, Anchor Account
 Number 25, with interest rates
  from 6.08% to 6.58%                               $  9,205,389 $  9,205,389
Fidelity Magellan Fund                                12,227,484   17,753,479
Franklin Small Cap Growth Fund                           658,399      661,251
GAM International Fund                                 1,213,713    1,184,474
MainStay Institutional Indexed Bond Fund
 (Institutional Class)                                   916,199      894,562
MainStay Institutional Indexed Equity Fund
 (Institutional Class)                                 3,955,251    4,474,821
MainStay Institutional Value Equity Fund
 (Institutional Class)                                11,394,742    7,909,378
Datascope Corp. Stock Fund, 106,032 shares*            2,141,826    2,551,648
Participants' Loan Receivable, mature January 1999,
 through October 2013; interest rates from 7% to 10%           0    1,680,604
                                                    ------------ ------------

  Total                                             $ 41,713,003 $ 46,315,606
                                                    ============ ============




See notes to financial statements.








                                                                      - 11 -

                               DATASCOPE CORP.
               401(k) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN
                LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1998


          Employer Identification Number 13-2529596  Plan Number 002



                                      Number of   Cost of       Proceeds of      Gain
   Description                         Shares    Acquisitions   Dispositions     (Loss)
   -----------                        --------   ------------   ------------     ------
Interest Income Option
 Acquisitions                         3,663,744   $3,663,744
 Sales                                2,081,239                  $2,081,239   $     --

MainStay Institutional Indexed
 Equity Fund (Institutional Class)
  Acquisitions                           78,295   $2,408,373

MainStay Institutional Value
 Equity Fund (Institutional Class)
  Sales                                 153,214   $2,860,451     $2,441,052   $ (419,399)

Fidelity Magellan Fund
 Acquisitions                            26,198   $2,753,733
 Sales                                   20,396   $1,635,114     $2,115,425   $  480,312



See notes to financial statements.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Datascope Corp. Benefits Committee, which administers the Datascope Corp. 401(k) Savings and Supplemental Retirement Plan, has caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                  DATASCOPE CORP. 401(K) SAVINGS
                                  AND SUPPLEMENTAL RETIREMENT
                                  PLAN

June 29, 1999
                                  /s/ Murray Pitkowsky
                                  -------------------------------------------
                                  Murray Pitkowsky
                                  Member, Datascope Corp. Benefits Committee

June 29, 1999
                                  /s/ James Cooper
                                  -------------------------------------------
                                  James Cooper
                                  Member, Datascope Corp. Benefits Committee

June 29, 1999
                                  /s/ Leonard S. Goodman
                                  -------------------------------------------
                                  Leonard S. Goodman
                                  Member, Datascope Corp. Benefits Committee

June 29, 1999
                                  /s/ Eric H. Nietsch
                                  -------------------------------------------
                                  Eric H. Nietsch
                                  Member, Datascope Corp. Benefits
                                  Committee

June 29, 1999
                                  /s/ Phyllis Payne
                                  -------------------------------------------
                                  Phyllis Payne
                                  Member, Datascope Corp. Benefits
                                  Committee

         DATASCOPE CORP. 401(K) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN

                           ANNUAL REPORT ON FORM 11-K

                                  EXHIBIT INDEX
                                  -------------

Exhibit
-------

1           Consent of Milgrom
            Galuskin Balmuth &
            Company